                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                               AVI Biopharma, Inc.

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                                (Name of Issuer)
                         Common Stock, $.0001 par value

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                         (Title of Class of Securities)
                                   637184 10 8
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                                 (CUSIP Number)
                            Carol E. Malkinson, Esq.
                                 Medtronic, Inc.
                         710 Medtronic Parkway Northeast
                          Minneapolis, Minnesota 55432
                                 (612) 514-4000

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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)
                                  June 20, 2001


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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages
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                                                         SCHEDULE 13D

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CUSIP NO. 637184 10 8                                                                               PAGE  2  OF  10  PAGES
------------------------                                                                           ---------------------------

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1             NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Medtronic, Inc.
              41-0793183
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                     (a) [ ]
                                                                                                                      (b) [ ]

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3             SEC USE ONLY

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4             SOURCE OF FUNDS (SEE INSTRUCTIONS)

              WC
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5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

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6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Minnesota
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  NUMBER OF                7         SOLE VOTING POWER
  SHARES
BENEFICIALLY                         4,408,451 (includes 3,000,000 shares which may be purchased upon exercise of exercisable
  OWNED BY                           warrant)
    EACH                   ---------------------------------------------------------------------------------------------------
 REPORTING                 8         SHARED VOTING POWER
   PERSON
    WITH                             0
                           ---------------------------------------------------------------------------------------------------
                           9         SOLE DISPOSITIVE POWER

                                     4,408,451 (includes 3,000,000 shares which may be purchased upon exercise of exercisable warrant)
                           ---------------------------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER

                                    0
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11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,408,451 (includes 3,000,000 shares which may be purchased upon exercise of exercisable warrant)
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12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]

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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              17.0%
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14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              CO
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
                                                         SCHEDULE 13D

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CUSIP NO. 637184 10 8                                                                               PAGE  3  OF  10  PAGES
------------------------                                                                           ---------------------------

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1             NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Medtronic Asset Management, Inc.
              41-1721127
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                     (a) [ ]
                                                                                                                      (b) [ ]

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3             SEC USE ONLY

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4             SOURCE OF FUNDS (SEE INSTRUCTIONS)

              AF
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5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

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6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Minnesota

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       NUMBER OF          7         SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  4,408,451 (includes 3,000,000 shares which may be purchased upon exercise of exercisable
        OWNED BY                    warrant)
          EACH            ----------------------------------------------------------------------------------------------------
       REPORTING          8         SHARED VOTING POWER
         PERSON
          WITH                      0
                          ----------------------------------------------------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER

                                    4,408,451 (includes 3,000,000 shares which may be purchased upon exercise of exercisable warrant)
                          ----------------------------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER

                                    0
------------------------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,408,451 (includes 3,000,000 shares which may be purchased upon exercise of exercisable warrant)
------------------------------------------------------------------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]

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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              17.0%
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14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              CO
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

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Item 1.  SECURITY AND ISSUER

The class of equity security to which this statement relates is the Common Stock, $0.0001 par value per share, of AVI Biopharma, Inc. ("AVI"). The name and address of the principal executive offices of the issuer of such securities are AVI Biopharma, Inc., One Southwest Columbia Street, Suite 1105, Portland, Oregon 97258.


Item 2.  IDENTITY AND BACKGROUND

(a), (b) and (c)

Medtronic, Inc. ("Medtronic"), 710 Medtronic Parkway N.E., Minneapolis, Minnesota 55432, is a Minnesota corporation, principally engaged in the business of therapeutic medical technology, specializing in implantable and interventional therapies. Medtronic Asset Management, Inc., 710 Medtronic Parkway N.E., Minneapolis, Minnesota 55432, a Minnesota corporation ("MAMI") is a wholly-owned subsidiary of Medtronic through which Medtronic holds certain investments. Information is provided below with respect to persons who are directors and executive officers of the reporting persons.

William W. George, Chairman and Director, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Arthur D. Collins, Jr., President, Chief Executive Officer and Director, Medtronic, Inc., and President and Director, MAMI, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Glen D. Nelson, M.D., Vice Chairman and Director, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Michael R. Bonsignore, Director, Medtronic, Inc., Chairman and Chief Executive Officer, Honeywell International, Inc., 101 Columbia Road, P. O. Box 4000, Morristown, New Jersey 07962-2497;

William R. Brody, M.D., Ph.D., Director, Medtronic, Inc., President, The Johns Hopkins University, 3400 North St. Charles St., 242 Garland Hall, Baltimore, MD 21218;

Paul W. Chellgren, Director, Medtronic, Inc., Chairman and Chief Executive Officer, Ashland Inc., 50 E. RiverCenter Boulevard, P.O. Box 391, Covington, KY 41012-0391;

Antonio M. Gotto, Jr., M.D., Director, Medtronic, Inc., Dean, Cornell University Medical College, Medical Affairs Provost, Cornell University, Office of the Dean, 1300 York Avenue, New York, NY 10021;

Bernadine P. Healy, M.D., Director, Medtronic, Inc., President and CEO, American Red Cross, 430 17th Street, N.W., Washington, DC 20036;

Jean-Pierre Rosso, Director, Medtronic, Inc., Chairman and Chief Executive Officer, CNH Global N.V., 700 State Street, Racine, WI 53404;

Jack W. Schuler, Director, Medtronic, Inc., Chairman, Stericycle, Inc. and Ventana Medical Systems, Inc., 1419 Lake Cook Road, Suite 410, Deerfield, IL 60015;

Gordon M. Sprenger, Director, Medtronic, Inc., Executive Officer, Allina Health System, 5601 Smetana Drive, Minneapolis, MN 55440;

Jeffrey Balagna, Senior Vice President and Chief Information Officer, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, Minnesota 55432;

Janet S. Fiola, Senior Vice President, Human Resources, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Robert Guezuraga, Senior Vice President and President, Cardiac Surgery, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Steven B. Kelmar, Senior Vice President, External Affairs, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Stephen H. Mahle, Senior Vice President and President, Cardiac Rhythm Management, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Andrew P. Rasdal, Senior Vice President and President, Vascular, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Robert L. Ryan, Senior Vice President and Chief Financial Officer, Medtronic, Inc., and Chief Financial Officer and Director, MAMI, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

David J. Scott, Senior Vice President and General Counsel and Secretary, Medtronic, Inc. and Vice President, Secretary and Director, MAMI, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Keith E. Williams, Senior Vice President and President, Neurological, Spinal, and ENT, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Barry W. Wilson, Senior Vice President and President, International, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

(d) and (e)

To the knowledge of the reporting persons, neither the reporting persons nor any of the persons listed above has, during the last five years, been convicted in a criminal proceeding or was, during the last five years, a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future


                                       5
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violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the individuals referred to above are United States citizens, except Mr. Wilson, who is a dual citizen of the United Kingdom and South Africa.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This statement relates to an Investment Agreement entered into on May 22, 2001 (the "Investment Agreement") between AVI and MAMI. Pursuant to the Investment Agreement, on June 20, 2001, MAMI purchased 1,408,451 shares of AVI Common Stock at a price of $7.10 per share and received a warrant to purchase an additional 3,000,000 shares of AVI Common Stock (the "Warrant") exercisable at a price of $10.00 per share at any time during the five years after June 20, 2001. The Investment Agreement contemplates additional purchases by MAMI of up to $10,000,000 of AVI Common Stock subject to the achievement of certain milestones and the receipt of certain governmental and regulatory approvals. Funds for the purchase of such shares, including any shares purchased upon exercise of the Warrant, have been and will be provided out of the working capital of MAMI following a capital contribution in like amount made by Medtronic, which owns all the issued and outstanding shares of MAMI.


Item 4.  PURPOSE OF TRANSACTION

MAMI has acquired the shares of AVI Common Stock and the Warrant solely for investment purposes. Based upon its evaluation of AVI's financial condition, market conditions and other factors it may deem material, the reporting persons may seek to acquire additional shares of AVI Common Stock in the open market or in private transactions, or may dispose of all or any portion of the shares currently owned or which may be acquired upon exercise of the Warrant. Except as set forth in the preceding sentence or as provided in the Investment Agreement, the reporting persons presently do not have any definitive plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but may, at any time and from time to time, review, reconsider and discuss with AVI or others the reporting persons' positions with respect to AVI which could thereafter result in the adoption of such plans or proposals. At the time of MAMI's acquisition of the shares of AVI Common Stock and the Warrant, AVI and Medtronic entered into a License and Development Agreement (the "License Agreement") and a Supply Agreement (the "Supply Agreement"). Under the License Agreement, AVI granted to Medtronic a worldwide exclusive license for a family of antisense compounds, including Resten-NG(TM), which Mectronic expects to load on medical devices, including stents to treat vascular disease. Under the Supply Agreement, AVI agreed to supply all of Medtronic's needs for the products developed by Medtronic under the License Agreement at negotiated prices.


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Item 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Medtronic, through MAMI, is the beneficial owner of 4,408,451 shares of Common Stock of AVI (including 3,000,000 shares which are not outstanding but which may be purchased upon exercise of the Warrant), which represents approximately 17.0% of the outstanding Common Stock of AVI (assuming exercise of the Warrant). To the knowledge of the reporting persons, no other person named in Item 2 beneficially owns any AVI shares.

(b) Medtronic, through MAMI, has the sole power to vote and the sole power to dispose of all shares of AVI Common Stock beneficially owned by it.

(c) The only transaction in the Common Stock of AVI that was effected by any person named in paragraph (a) above during the past 60 days is the acquisition of 1,408,451 shares and a Warrant to purchase 3,000,000 shares as reported in
Item 3 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

(e)      Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described in Item 3 above, MAMI is a party to the Investment Agreement pursuant to which MAMI acquired 1,408,451 shares of AVI Common Stock and a Warrant to purchase 3,000,000 shares and may acquire additional shares upon the happening of certain events. AVI and MAMI also entered into a registration rights agreement which grants to MAMI and its transferees or assignees certain demand and piggyback registration rights regarding the registration for resale of (a) the AVI Common Stock acquired or to be acquired by MAMI pursuant to the Investment Agreement, (b) the Warrant and (c) the shares of AVI Common Stock which may be acquired upon exercise of the Warrant.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Agreement by the persons filing this Form 13D to make a joint filing.

Exhibit B - Warrant to purchase 3,000,000 shares of AVI Common Stock dated June
            20, 2001.


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

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    June 28, 2001

                                 MEDTRONIC, INC.



                                 By:      /s/ DAVID J. SCOTT
                                    --------------------------------------------
                                      David J. Scott
                                      Senior Vice President and General Counsel

                                 MEDTRONIC ASSET MANAGEMENT, INC.



                                 By:      /s/ DAVID J. SCOTT
                                      ------------------------------------------
                                      David J. Scott
                                      Vice President and Secretary

                                  EXHIBIT INDEX

EXHIBIT  DESCRIPTION
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  A        Agreement by the persons filing this Form 13D to make a joint filing.

  B        Warrant to purchase 3,000,000 shares of AVI Common Stock dated
           June 20, 2001.


                                       9